UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES
FINANCIAL SECURITY AND SAVINGS
PROGRAM
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements as of December 31, 2020 and 2019, and for the Year Ended December 31, 2020	4-14

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2020	15

SIGNATURE	16

EXHIBIT INDEX	17

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries Financial Security and Savings Program
Newport News, Virginia
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries Financial Security and Savings Program (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
DELOITTE & TOUCHE LLP
Richmond, Virginia
June 15, 2021
We have served as the auditor of the Plan since 2011.

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF December 31, 2020 and 2019
($ in thousands)

	2020			2019
	Retirement Account (1)	Savings Account (2)	Total	Retirement Account (1)	Savings Account (2)	Total
ASSETS:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$242,391	$205,318	$447,709	$219,764	$194,852	$414,616
Short-term investment fund	696	—	696	966	—	966

Total investments	243,087	205,318	448,405	220,730	194,852	415,582

Notes receivable from participants	—	23,639	23,639	—	23,537	23,537

NET ASSETS AVAILABLE FOR BENEFITS	$243,087	$228,957	$472,044	$220,730	$218,389	$439,119

(1) Non-participant directed
(2) Participant directed

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020
($ in thousands)

	Retirement Account (1)	Savings Account (2)	Total
Investment income:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$30,474	$19,165	$49,639

Interest income on notes receivable from participants	—	1,206	1,206

Contributions:
Employee deposits	10,897	11,002	21,899
Employer contributions	—	3,597	3,597
Rollover contributions	—	58	58

Total contributions	10,897	14,657	25,554

DEDUCTIONS:
Benefits paid to participants	15,094	24,460	39,554
Transfers to other Huntington Ingalls Industries, Inc. pension plans	3,920	—	3,920

Total deductions	19,014	24,460	43,474

INCREASE IN NET ASSETS	22,357	10,568	32,925

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	220,730	218,389	439,119

End of year	$243,087	$228,957	$472,044

(1) Non-participant directed
(2) Participant directed

The accompanying notes are an integral part of this statement.

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

1.DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries Financial Security and Savings Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a savings and employee stock ownership plan sponsored by Huntington Ingalls Industries, Inc. (the “Company” or “HII”) established on March 31, 2011.
This Plan provides benefits for certain employees who are at least 18 years old, are citizens or residents of the United States of America, and are employed by one of the Company’s affiliates listed in the Plan document. The HII Administrative Committee controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan maintains all retirement account assets (“FSSP Retirement Account”) and all savings account assets (“FSSP Savings Account”) in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust (the “DC Master Trust”).
Employee Deposits and Company Contributions — A participant may deposit from 1% to 4% of annual compensation into the FSSP Retirement Account. A participant’s FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under other Company pension plans. A participant who deposits 4% of annual compensation into the FSSP Retirement Account could elect to deposit an additional 1% to 75% into the FSSP Savings Account. The Company matches 50% of a participant’s deposits to the FSSP Savings Account of the first 4% of annual compensation, subject to certain collective bargaining agreements, with such contributions remitted to the participant’s FSSP Savings Account. The aggregate amount of deposits and contributions to the Plan may not exceed the limitations prescribed by the Internal Revenue Code of 1986 (the “Code”).
Effective January 1, 2017, the Plan enrollment provisions were amended to provide that certain hired or rehired employees, or an employee transferred into the Plan, is automatically enrolled in the Plan to make deposits of 3% of annual compensation. On each annual anniversary of the enrollment, if the employee has not opted out of the Plan or has not otherwise made an election, their deferral rate increases by 1%.
Investment of FSSP Retirement Account deposits is directed solely by the HII Investment Committee (the “Investment Committee”). FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds available under the Plan. Each year the Plan re-allocates current year deposits to ensure that each participant receives his/her eligible maximum pension and Company matching contributions, subject to tax deferral and compensation limits imposed by the Code. Match maximization is performed after the end of the calendar year or upon termination of employment, whichever occurs first. To the extent that deposits are re-allocated from a participant’s FSSP Savings Account to the FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces a participant’s deposits below the maximum level eligible for Company matching contributions.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deposits, any employer contributions, and an allocation of the Plan’s earnings, net of administration expenses, and charged with the participant's withdrawals and an allocation of the Plan’s losses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own contributions (including any investment earnings thereon). Participants vest at 50% in all Company matching contributions plus earnings thereon after two full years of service and 100% after three full years of service. Full vesting also occurs if a participant (while in the employment of the Company) dies, becomes totally disabled or terminates employment on or after reaching age 65.
Nonvested amounts of a participant’s Company matching contributions plus investment earnings thereon are forfeited upon termination of employment if the participant takes a distribution of his or her vested account balance. Otherwise, forfeiture does not occur until the participant has incurred a five-year break in service. Forfeitures for a terminated and re-hired participant may be restored depending on the time elapsed from the termination date and the date that the participant becomes re-employed by the Company.
Forfeited Accounts — Forfeitures of nonvested Company contributions plus earnings thereon may be used to reduce subsequent Company contributions. As of December 31, 2020 and 2019, forfeited nonvested accounts were approximately $61,000 and $17,000, respectively. During 2020, forfeited nonvested accounts were not used to reduce employer contributions.
Investment Options — Participant deposits to the FSSP Retirement Account are invested in a balanced fund in the DC Master Trust. Once the participant has deposited the maximum 4% of tax deferred compensation into the FSSP Retirement Account, the participant may direct his or her employee deposits and Company matching contributions in the FSSP Savings Account, in 1% increments, to be invested in any of the 18 investment options described in the Plan document. The investment funds are managed by independent investment managers appointed by the Investment Committee. Except for the Stable Value Fund as disclosed in Note 5, there are no redemption restrictions nor unfunded commitments.
Participants may change their investment direction in the FSSP Savings Account weekly. Existing account balances can be transferred daily, subject to certain restrictions.
Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions, and transfers. The value of each participant’s account within each fund depends on the number of units purchased to date and the current value of each unit.
Notes Receivable from Participants — Participants may borrow from their vested FSSP Savings Account balance a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including certain Company contributions). A participant may not have more than one outstanding loan at any given time (except for those merged from other plans). Loans are secured by the assignment of the participant’s vested interest in the Plan. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Trustee plus 1%. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on leave of absence). The maximum loan period for a regular loan is five years. Participants may obtain 15 year loans if used to acquire a dwelling that is the principal residence of the participant. Loans transferred in as a result of a plan merger may, however, have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2020, participant loans had maturities through 2036 at interest rates ranging from 4.25% to 9.50%.
Payment of Benefits — On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump sum payment of FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). A participant may also delay payment until the age of 70 1/2 if the total account balance exceeds $1,000. In addition, a participant has the option of choosing to take the total distribution as an annuity subject to Plan terms or, at retirement, to elect a rollover of his or her FSSP Retirement Account to other Company pension plans. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the Huntington Ingalls Industries Stock Fund ("HII Stock Fund") may be paid in cash, stock, or a combination of both, depending on the participant’s election.
A participant’s benefit under other Company pension plans is determined by the amount of deposits to the participant’s FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the Plan provides that employees must, on an annual basis, deposit the lesser of: (i) 4% of their annual compensation, (ii) the 401(k) deferral limit as defined by the Code, (iii) 4% of the pay cap limit as defined by the Code, or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests.
Withdrawals — A participant may withdraw all or a portion of his or her vested Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document), and such withdrawals are subject to tax withholdings as appropriate.
The Plan was amended effective January 1, 2020, to update certain hardship withdrawal procedures, as required by law, and to update the definitions of qualified nonelective contribution and qualified matching contribution, consistent with the final US Treasury regulations that amended such definitions.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The DC Master Trust and the Plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect, economic activity globally, nationally, and locally. At the onset of the COVID-19 outbreak, the values of investment securities declined significantly but recovered by year-end 2020. The COVID-19 outbreak may impact the Plan’s participant account balances in the future, but we cannot predict the extent of the impact at this time.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement as directed and overseen by the Investment Committee. The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:
Investments in common stock are valued at the last reported sales price of the stock on the last business day of the Plan year. The shares of registered investment company funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in units of the stable value collective trusts are valued at the respective net asset values as reported by such underlying trusts. Investments in fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing values on yields currently available on comparable securities of issuers with similar credit ratings. Investments in collective trust funds are valued based on the redemption prices of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or, if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Investment Committee, or in the case of participant-directed brokerage accounts, the participant's broker, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at contract value. The SICs are considered to be fully benefit-responsive and their carrying values are therefore presented as contract values in the statements of net assets available for benefits. The SICs contract values are equal to principal balances plus accrued interest plus deposits and less withdrawals.
All securities and money market funds are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee, if necessary. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the fair value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received upon sale and the average cost of investments sold.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan may be paid by the Plan, the DC Master Trust, or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who elected to withdraw from the Plan, but had not yet been paid, were approximately $1,034,000 and $1,108,000 as of December 31, 2020 and 2019, respectively.
Transfers — Participants may elect to transfer their vested Plan account balances to certain Company pension plans or elect a lump-sum payment or annuity as permitted by the Plan. The total amount transferred from the Plan to other Company pension plans was approximately $3,920,000 for the year ended December 31, 2020.
New Accounting Pronouncements — In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which made changes to a variety of topics to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification (ASC). The amendments in the ASU were effective for the Plan’s fiscal year beginning after December 15, 2019, with early adoption permitted. Entities are required to adopt the guidance retrospectively to all periods presented. The Plan adopted the updated provisions in these financial statements.
In August 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements for fair value measurements. The updated guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted the updated provisions in these financial statements.
3.    INVESTMENTS
The majority of the Plan’s investments consists of a divided interest in the DC Master Trust. Those investments are stated at values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement.
Each of the plans participating in the DC Master Trust holds a different share of some, but not necessarily all, of the underlying investments of the DC Master Trust. Accordingly, the net change in the fair value of the Plan’s investments does not correspond directly with the performance of the DC Master Trust as a whole, but is based on the performance of the Plan’s interest in specific investments held through the DC Master Trust. The value of the Plan’s interest in the DC Master Trust is based upon the beginning of year value of the Plan’s interest in the trust, plus actual contributions, less distributions and allocated administrative expenses, plus investment income/loss attributed to specific investments held through the Plan’s interest in the DC Master Trust.
The net assets of the DC Master Trust and the Plan's interest in the DC Master Trust were as follows ($ in thousands):

	As of December 31, 2020
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
At fair value:
Short-term investment funds	$15,604	$—
HII common stock	168,175	6,685
Collective trust funds	3,573,017	389,479
Schwab Personal Choice Retirement Account	276,096	—
Total investments at fair value	4,032,892	396,164

At contract value:
Synthetic guaranteed investment contracts	635,728	51,663
Total investments at contract value	635,728	51,663

Pending receivable	42,737	—
Total assets	4,711,357	447,827

Liabilities:
Accrued expenses	178	118

Total liabilities	178	118

Net assets	$4,711,179	$447,709

	As of December 31, 2019
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
At fair value:
Short-term investment funds	$23,530	$—
HII common stock	193,368	7,829
Collective trust funds	3,084,967	353,016
Schwab Personal Choice Retirement Account	203,811	—
Total investments at fair value	3,505,676	360,845

At contract value:
Synthetic guaranteed investment contracts	617,747	53,839
Total investments at contract value	617,747	53,839

Pending receivable	32,280	—
Total assets	4,155,703	414,684

Liabilities:
Accrued expenses	1,013	68

Total liabilities	1,013	68

Net assets	$4,154,690	$414,616

Investment income for the DC Master Trust for the year ended December 31, 2020, was as follows ($ in thousands):

Investment income:

Net appreciation in fair value of investments	$483,310
Dividends	7,021
Interest	16,068
Administrative and investment expenses	(6,064)

Total investment income	$500,335

4.    FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"), clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.
The valuation techniques under ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust primarily include common stock, registered investment company funds, and money market funds based on pricing, frequency of trading, and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust primarily include fixed income securities based on model-derived valuations calculated by the fund managers.
Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 financial instruments in the Plan or DC Master Trust as of December 31, 2020 and 2019.

The following tables set forth by level the fair value hierarchy of the investments held by the DC Master Trust and the Plan as of December 31, 2020 and 2019 ($ in thousands):

	As of December 31, 2020
	Level 1	Level 2	Level 3	NAV (a)	Total
DC Master Trust
Short-term investment funds	$—	$—	$—	$15,604	$15,604
HII common stock	168,175	—	—	—	168,175
Collective trust funds	—	—	—	3,573,017	3,573,017
Schwab Personal Choice Retirement Fund	275,409	687	—	—	276,096

Total assets in the DC Master Trust	$443,584	$687	$—	$3,588,621	$4,032,892

Other Plan Investments
Short-term investment fund	$—	$—	$—	$696	$696

Total Other Plan Investments	$—	$—	$—	$696	$696

	As of December 31, 2019
	Level 1	Level 2	Level 3	NAV (a)	Total
DC Master Trust
Short-term investment funds	$—	$—	$—	$23,530	$23,530
HII common stock	193,368	—	—	—	193,368
Collective trust funds	—	—	—	3,084,967	3,084,967
Schwab Personal Choice Retirement Fund	202,970	841	—	—	203,811

Total assets in the DC Master Trust	$396,338	$841	$—	$3,108,497	$3,505,676

Other Plan Investments
Short-term investment fund	$—	$—	$—	$966	$966

Total Other Plan Investments	$—	$—	$—	$966	$966

(a) Investments in the collective trust funds are measured at fair value using NAV, and therefore have not been classified in the fair value hierarchy.

5.    INTEREST IN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company. Each participating savings plan has an undivided interest in the Stable Value Fund. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2020 and 2019, were as follows ($ in thousands):

	2020	2019
Synthetic guaranteed investment contracts - at contract value	$635,728	$617,747
Short-term investment fund - at fair value	15,362	22,574

Total	$651,090	$640,321
The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that affect its ability to transact at fair value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Trustee, transactions involving HII common stock, and payments made to the Company for certain Plan administrative costs. The HII Stock Fund within the DC Master Trust held 986,480 and 770,750 shares of common stock of the Company with fair values of approximately $168,175,000 and $193,368,000 as of December 31, 2020 and 2019, respectively. The HII Stock Fund within the DC Master Trust also held interest bearing cash with fair values of approximately $242,000 and $956,000 as of December 31, 2020 and 2019, respectively. The Plan’s interest in the net assets of the HII Stock Fund was approximately 4.0% as of each of December 31, 2020 and 2019. During 2020, the HII Stock Fund earned approximately $3,995,000 in dividends from its investment in HII common stock.
The Plan had transactions with the Trustee’s collective trust funds and short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. The DC Master Trust utilized various investment managers to manage its net assets. These net assets may also be invested into funds managed by such investment managers. All of these transactions qualify as party-in-interest transactions.
7.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.
8.    FEDERAL INCOME TAX STATUS
The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. The Plan Administrator received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 14, 2017, which indicated the Plan, as designed, was in compliance with the Internal Revenue Code (“IRC”). The Plan has been amended since the date of submission of the determination letter. The Plan Administrator believes, however, that the Plan is designed and is being operated in accordance with the applicable requirements of the IRC in all material respects and that the Plan therefore continues to be tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. While the Plan is subject to routine audits by taxing jurisdictions, no audits are currently in progress for any tax periods.
9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following tables reconcile net assets available for benefits per the financial statements to Form 5500 as of December 31, 2020 and 2019 ($ in thousands):

	2020	2019
Net assets available for benefits per the financial statements	$472,044	$439,119
Less: amounts allocated to withdrawing participants	(1,034)	(1,108)

Net assets available for benefits per Form 5500	$471,010	$438,011
The following table reconciles benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2020 ($ in thousands):

Benefits paid to participants per the financial statements	$39,554
Add: amounts allocated to withdrawing participants at December 31, 2020	1,034
Less: amounts allocated to withdrawing participants at December 31, 2019	(1,108)

Benefits paid to participants per Form 5500	$39,480

******

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM
Employer ID No: 90-0607005
Plan No: 310

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Plan Participants	Participant loans maturing 2021 to 2036 with interest rates ranging from 4.25% to 9.50%	**	$23,639

*	State Street Bank and Trust Company	Short-term Investment Fund	$696	696

	Total			$24,335

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries Financial Security and Savings Program

Date: June 15, 2021	By:	/s/ Nicolas G. Schuck
Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.